October 1, 2009

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE:         Ply Gem Holdings, Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed March 30, 2009
File No. 333-114041

Dear Mr. Cash:

On behalf of Ply Gem Holdings, Inc. (the “Company” or “Ply Gem”), I am writing in response to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated September 17, 2009 (the “Comment Letter”) with respect to the Company’s annual report on Form 10-K for the year ended December 31, 2008 (File No. 333-114041) (the “Form 10-K”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter above each of the Company’s corresponding responses.

Form 10-K for the fiscal year ended December 31, 2008

Item 7. Management’s Discussion and Analysis, page 24
Critical Accounting Policies, page 25
Asset Impairment, page 26

1.   Please tell us and clarify in future filings the level at which you test long-lived assets for impairment. Please provide us and disclose in future filings a quantified description of the material assumptions you used and the sensitivity of those assumptions to determine the undiscounted cash flows of your long-lived assets. To the extent that the carrying value of a long-lived asset is not materially different from its undiscounted cash flows or if a reasonably possible impairment charge would be material to your consolidated financial statements, please specifically address those assets, including their carrying value. Also, please help us better understand the facts and circumstances that initially resulted in an indefinite life for tradenames but have now resulted in a useful life of 14 years.

Response (Background for impairment test):

The Company will disclose in future filings with the Commission how the Company groups its long-lived assets for impairment and the basis for that determination.  In addition, it will provide a qualitative and quantitative description of the material assumptions used along with a sensitivity analysis of those assumptions if the carrying values and undiscounted cash flows are not materially different from one another.

The Company provides relevant information, as discussed in the following paragraphs, regarding the Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“FAS 144”) impairment analysis.  The Company considers the impairment of long-lived assets, including property, plant and equipment and intangible assets, whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

During the quarters ended September 27, 2008 and December 31, 2008, the Company noted that the following factors triggered an impairment review of the Company’s long-lived assets.

•
Single family housing starts continued declining to post-World War II lows by the end of 2008 to 617,000, representing a 40% decline from the previous year.  The National Association of Home Builder’s (“NAHB”) February 2009 forecast estimated that single family housing starts would be approximately 353,000 for 2009 showing significant declines from previous years.  These depressed economic indicators resulted in a decline in operating results as the Company’s operating performance is significantly impacted by the level of single family housing starts.

•
The Company’s bond prices were depressed during the third and fourth quarters of 2008.  For example, the Company’s $700.0 million Senior Secured Notes due 2013 were trading at a discount of 46% at December 31, 2008 and the Company’s $360.0 million Senior Subordinated Notes due 2012 were trading at a discount of 76% at December 31, 2008.

•	The Windows and Doors business unit lowered their forecast for 2008 during the third quarter of 2008.

As a result of these impairment indicators, the September 27, 2008 impairment analysis was limited to “US Windows” and “CWD” as the impairment indicators focused on these asset groupings.  However, the December 31, 2008 impairment analysis included all groups.

(a) Level/unit of impairment testing

FAS 144 establishes that an asset group is the unit of accounting for long-lived assets while it is held and used.  For purposes of recognition and measurement of an impairment loss, a long-lived assets or asset group should represent the lowest level for which an entity can separately identify cash flows that are largely independent of the cash flows of other assets and liabilities.  Ply Gem concluded that the lowest level of identifiable cash flows is “US Windows” and “CWD”.   This is one level below the segment reporting unit of “Windows and Doors” and reflects the lowest level of identifiable cash flows in accordance with SFAS 144.  Management believes that the US Windows unit cannot be further broken down as a result of the US Windows reorganization that occurred in 2008.  As a result, US Windows is now marketed as one window company rather than separate companies.  From an economic standpoint, Ply Gem now goes to customers as one company rather than separate companies.  In addition, certain manufacturing facilities provide inventory to multiple window divisions for assembling the final products.  Therefore, from an economic standpoint the Company evaluates the cash flows as a group rather than at the previous divisional levels.  The US Windows and CWD financial data is the lowest level of reliable information that is prepared and reviewed by management on a consistent basis.  Ply Gem has made a similar conclusion for Siding as it has been grouped at a Siding level as there are interdependencies between products.

(b) Assumptions and sensitivities

In order to evaluate the Company’s long-lived assets for impairment, the Company utilized the latest financial projections available at September 27, 2008 and December 31, 2008.  The assumptions utilized in this analysis were identical to the assumptions utilized in the income approach for the goodwill impairment test.  Please refer to that response (comment #2) for a description of these assumptions.  The critical assumption utilized in the undiscounted cash flow analysis by the relative asset groups was the estimated single family housing starts of 353,000, 560,000, and 760,000 for 2009, 2010, and 2011, respectively, a statistic published by the NAHB.  The Company then adjusted the forecast that was developed from independent industry information based on the Company’s historical experience.  The Company’s financial information is significantly impacted by these housing start figures.  Other key sensitivity information is contained below:

As of September 27, 2008 (US Windows and CWD):

•
The estimated cash flow forecasts (based on independent industry information) needed to be less than 21% and 3% accurate for US Windows and CWD, respectively, before requiring an impairment test on the long-lived assets.

•
If the cash flow forecasts were adjusted downward by 50% over the next 8.5 years, the excess of undiscounted cash flows over the carrying values for US Windows and CWD on an undiscounted basis would be approximately $240.0 million and $73.0 million, respectively.  The 8.5 years was the weighted average useful life of the Company’s long-lived assets using respective carrying values.

•	If the cash flow forecasts were adjusted downward by 50%, Ply Gem would recoup its long-lived asset values for US Windows and CWD in 4.8 years and 0.7 years, respectively.

As of December 31, 2008 (US Windows, CWD, and Siding):

•
The estimated cash flow forecasts (based on independent industry information) needed to be less than 34%, 3% and 14% accurate for US Windows, CWD and Siding, respectively, before requiring an impairment test on the long-lived assets.

•
If the cash flow forecasts were adjusted downward by 50% over the next 8.5 years, the excess of undiscounted cash flows over the carrying values for US Windows, CWD, and Siding on an undiscounted basis would be approximately $86.0 million, $62.0 million, and $450.0 million, respectively.  The 8.5 years was the weighted average useful life of the Company’s long-lived assets using respective carrying values.

•	If the cash flow forecasts were adjusted downward by 50%, Ply Gem would recoup its long-lived asset values for US Windows, CWD, and Siding in 6.5 years, 0.8 years, and 3.1 years, respectively.

(c) Carrying value vs. undiscounted cash flows

Based on these sensitivities, the carrying values of the Company’s long-lived assets are materially less than its future undiscounted cash flows.  The Company will disclose in its future filings with the Commission the significant assumptions utilized in the long-lived asset impairment analysis if the carrying values and undiscounted cash flows are not materially different from one another.  Irrespective of this conclusion, the Company will clarify at which level we test long-lived assets for impairment.

(d) Tradenames

The Company’s tradenames which were initially classified as an indefinite-lived asset originated with the purchase of MWM Holding, Inc. on August 27, 2004.  At that time, the Company accounted for the transaction as a purchase in accordance with the provisions of SFAS No. 141, and the values and lives of the intangible assets were based upon appraisals.  During these valuations, it was determined that the tradenames associated with this acquisition had been used for 15 years and at the time there were no plans to change the brand structure or limit their useful life.  Therefore, the tradenames were treated as indefinite-lived assets at the time of acquisition.

In accordance with SFAS No. 142, the Company tests indefinite-lived assets for impairment on an annual basis.  In November 2007, the appraisal of these indefinite-lived assets indicated that there was impairment due to a decline in the tradenames’ long-term revenue growth rate expected from the use of the trademarks.   In conjunction with this impairment review, the Company re-evaluated the useful life of its existing tradenames.   In considering all of the facts and circumstances, the Company determined that certain changes in the MW window business had occurred since the original acquisition in 2004 including the naming of one US Windows president, the consolidation of certain US Windows office functions to Rocky Mount, Virginia and the movement of corporate headquarters to Cary, North Carolina.  All of these items signaled the movement to a new business strategy marketing the window companies together as one company rather than separately.  In conjunction with this new strategy, some of the brands became co-mingled.  As a result, the Company concluded that the tradenames should be reclassified to a finite-lived intangible asset during the fourth quarter of 2007.  The Company still considers the tradenames to have value, but assigned a finite life of 14 years.  The Company will continue to evaluate the 14 year assigned useful life quarterly and determine if any adjustments are necessary.

Goodwill Impairment, page 26

2.	Please provide us supplementally, and disclose in future filings, the following information under Critical Accounting Policies.

•
Describe the reporting units at which you test goodwill for impairment and address any changes in those units or goodwill allocations during the periods presented due to restructuring activities, acquisitions, etc.

•	We note from your financial statement footnote that you equally use the income and market valuation methodologies in determining the fair value of your reporting units.
o
Please disclose your basis for utilizing these methodologies, including a description of and the assumed benefits of a valuation prepared under each method, and why management selected each applicable method as being meaningful for preparing your goodwill impairment analysis.

o
Please disclose how you weight each method and how you determined the weight for each method. To the extent that the weight assigned to each method is a subjective estimate, please include a sensitivity analysis to address the impact on fair value if you weighted the methods differently.

•
For each methodology, please provide a quantified description of the material assumptions used and the sensitivity of those assumptions in determining fair value. For example, changes in the discount rates, cash flow projections, operating margins, and market multiples may have a significant impact on your determination of fair value.

•
To the extent that the carrying value of a reporting unit is not materially different from its estimated fair value or if a reasonably possible impairment charge would be material to your consolidated financial statements, please specifically address that reporting unit, including the amount of goodwill allocated to the reporting unit, the carrying value of the reporting unit and the fair value of the reporting unit.

•	Please confirm, and clarify in future filings, that you use the two-step method to determine goodwill impairment as required by SFAS 142.

Refer to Section 501.14 of the Financial Reporting Codification of guidance.

Response:

In response to the Staff’s comment, the Company will modify its goodwill impairment disclosure in future filings with the Commission within the Critical Accounting Policies section of Management’s Discussion and Analysis.  Changes from the previously filed Form 10-K are highlighted below in italics.  The Company will further modify this disclosure in future filings with the Commission to reflect the FASB Accounting Standards Codification.

Goodwill Impairment.  The Company records the excess of purchase price over the fair value of the net assets of acquired companies as goodwill or other identifiable intangible assets.  In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, we perform an annual test for goodwill impairment during the fourth quarter of each year and also at any other date when events or changes in circumstances indicate that the carrying value of these assets may exceed their fair value.  The Company has defined its reporting units and completed the impairment testing of goodwill at the operating segment level.  The Company’s operating segments are reporting units that engage in business activities for which discrete financial information is available.  The Company has aggregated US Windows and CWD into a single reporting unit since they have similar economic characteristics.  Thus, the Company has two reporting units- (Siding, Fencing, and Stone) and (Windows and Doors.)  Separate valuations are performed for each of these reporting units in order to test for impairment.   During the three years ended December 31, 2008, the Company acquired Alenco on February 24, 2006 and Pacific Windows on September 30, 2007, which were both included in the Windows and Doors reporting unit, and AHE on October 31, 2006 and USV on October 31, 2008, which were both included within the Siding, Fencing, and Stone reporting unit.

The Company uses the two-step method to determine goodwill impairment, as required by SFAS No. 142.  If the carrying amount of a reporting unit exceeds its fair value (Step One Analysis), the Company measures the possible goodwill impairment based upon a hypothetical allocation of the fair value estimate of the reporting unit to all of the underlying assets and liabilities of the reporting unit, including previously unrecognized intangible assets (Step Two Analysis).  The excess of the reporting unit’s fair value over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.  An impairment loss is recognized to the extent that a reporting unit’s recorded goodwill exceeds the implied fair value of goodwill.

To determine the fair value of its reporting units, the Company equally considers both the income and market valuation methodologies.  The income valuation methodology uses the fair value of the cash flows that the reporting unit can be expected to generate in the future. This method requires management to project revenues, operating expenses, working capital investment, capital spending and cash flows for the reporting unit over a multi-year period as well as determine the weighted average cost of capital to be used as the discount rate.  The Company also utilizes the market valuation method to estimate the fair value of the reporting units by utilizing comparable public company multiples.  These comparable public company multiples are then applied to the reporting unit’s financial performance.  The market approach is more volatile as an indicator of fair value as compared to the income approach as internal forecasts and projections have historically been more stable.  Since each approach has its merits, we have equally weighted the approaches to balance the internal and external factors affecting the Company’s fair value.  This weighting is consistent with previous years.

The Company’s fair value estimates of its reporting units and goodwill are sensitive to a number of assumptions including discount rates, cash flow projections, operating margins, and comparable market multiples.  In order to accurately forecast future cash flows, the Company estimated single family housing starts and the growth rate for the repair and remodeling market through 2013.  These assumptions modeled the information published by the NAHB.  The Company estimated housing starts growing from current levels to approximately 1,100,000 in 2013 (terminal growth year) and the repair and remodeling growth rate at approximately 3.0% for 2013.  The sales growth and operating earnings increases coincided with the growth in these two key assumptions.  The Company utilized its weighted average cost of capital and its long-term growth rate to derive the appropriate capitalization rate used in the terminal value calculation.  The Company utilized these fair value estimate assumptions during the impairment reviews conducted in the quarters ended September 27, 2008 and December 31, 2008.

The Company determined that the depressed residential housing and remodeling market was a triggering event during the third quarter of 2008.  As a result of the interim impairment test, the Company concluded that the Windows and Doors reporting unit failed Step One of the impairment test comparing carrying value and fair value.  The Step Two impairment test results indicated that an estimated impairment of approximately $200.0 million existed at September 27, 2008.  This impairment was recognized within the Windows and Doors segment in the third quarter of 2008.  The Company’s annual goodwill impairment test performed during the fourth quarter of 2008 was affected by further housing market declines as well as significant decreases in market multiples.  As a result of the annual impairment test, the Company concluded that the Windows and Doors and Siding, Fencing, and Stone reporting units failed Step One of the impairment test comparing carrying value and fair value.  The Step Two impairment test results indicated that an additional impairment of approximately $127.8 million existed in our Windows and Doors segment at December 31, 2008.  In addition, an impairment of approximately $122.2 million was indicated in Step Two of the goodwill impairment test for our Siding, Fencing, and Stone segment.  These impairments were recognized in the respective segments in the fourth quarter of 2008.

The Company performed the following sensitivity analysis on the reporting unit Step One fair values as of September 27, 2008 and December 31, 2008.

(amounts in thousands)
	As of September 27, 2008	As of December 31, 2008
Estimated Windows and Doors reporting unit fair value decrease in the event of a 10% increase in the weighting of the market multiples method	$(15,800)	$(5,500)

Estimated Siding, Fencing, and Stone reporting unit fair value (decrease) increase in the event of a 10% increase in the weighting of the market multiples method	(500)	2,600

A summary of the key assumptions utilized in the goodwill impairment analysis at September 27, 2008 and December 31, 2008 as it relates to the Step One fair values and the sensitivities for these assumptions follows:

	Windows and Doors		Siding, Fencing, and Stone
	As of	As of	As of	As of
	September 27, 2008	December 31, 2008	September 27, 2008	December 31, 2008
Income approach:
Estimated housing starts in 2013	1,100,000	850,000	1,100,000	850,000
Terminal growth rate	3.5%	3.5%	3.0%	3.0%
Discount rates	14.0%	19.0%	14.0%	18.0%

Market approach:
Market multiples	11.0	9.0	9.0	6.5
Control premiums	20%	20%	10%	10%

(amounts in thousands)
	Windows and Doors		Siding, Fencing, and Stone
	As of	As of	As of	As of
	September 27, 2008	December 31, 2008	September 27, 2008	December 31, 2008
Estimated fair value decrease in the event of a 1% decrease in the terminal year growth rate	$26,629	$7,937	$38,064	$18,330
Estimated fair value decrease in the event of a 1% increase in the discount rate	43,331	15,876	64,261	35,659
Estimated fair value decrease in the event of a 1 basis point decrease in market multiples	27,472	20,603	89,813	89,958
Estimated fair value decrease in the event of a 1% decrease in the control premium	2,518	1,545	7,348	5,316
[Missing

After considering these sensitivities, the Company concluded there is no assurance that: 1) valuation multiples will not decline further , 2) discount rates will not increase, or 3) the earnings, book values or projected earnings and cash flows of the Company’s reporting units will not decline. The Company will continue to analyze changes to these assumptions in future periods. The Company will continue to evaluate goodwill during future periods and further declines in the residential housing and remodeling markets could result in additional goodwill impairments.

The reporting units’ goodwill balances after impairment were as follows for December 31, 2008 and December 31, 2007.

(amounts in thousands)
	December 31, 2008	December 31, 2007
Windows and Doors	$70,683	$391,646
Siding, Fencing, and Stone	320,096	444,174
	$390,779	$835,820

Income Taxes, page 27

3.   Please provide us and disclose in future filings a description of the material assumptions you used to determine that realization of your deferred tax assets is more likely than not. To the extent applicable, please address any material differences in the assumptions you used to determine impairments of long-lived assets and goodwill.

Response:

The Company will provide the following disclosure in future filings with the Commission:

At December 31, 2008, the Company was in a net deferred tax liability position and had sufficient taxable income from reversing taxable temporary differences to realize the federal deferred tax assets.  The Company scheduled out the reversing temporary differences associated with their deferred tax assets and deferred tax liabilities to reach this conclusion.  Due to recent cumulative losses accumulated by the Company, management did not rely upon projections of future taxable income in assessing the recoverability of deferred tax assets.

Results of Operations, page 27

4.   Please modify your discussion of segment results of operations in future filings to quantify the significant factors that impact your results, particularly when such factors have an offsetting impact. For example, a quantification, of changes in price, unit sales volumes, market share, raw material and freight costs, reorganization or integration costs, and the impact of acquisitions may better assist the users of your financial statements analyze your results as seen “through the eyes of management.” See Section I.B and III of Release No. 33-8350, Interpretation-Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, found on our website at http://www.sec.gov/rules.interp/33-8350.htm#P180_57133.

Response:

In future filings with the Commission, the Company will expand its discussion of Results of Operations to include additional relevant quantitative information where such information is both available and can be measured on an accurate and quantitative basis.  The Company expects the additional quantitative information to include such relevant factors as the percent change in the Company’s unit volumes sold of vinyl siding as compared to industry reported trends.  The Company will also provide additional quantitative disclosure as it relates to trends in market cost for its two key raw materials, PVC resin and aluminum.   Additionally, the Company will provide specific disclosure with respect to costs incurred related to reorganization and integration.  The Company believes these aforementioned items represent the key relevant factors that management regularly reviews and information commonly requested by the investment community and other users of its financial statements.

The Company determined that customers and competitors regularly review the Company’s filings with the Commission and have on several occasions used information from these filings to gain leverage against the Company.  The Company believes that the disclosure of specific information related to its selling price or the cost to produce and ship the Company’s products would have a negative impact on the Company’s competitive position in the marketplace.  While the Company intends to expand its discussion of Results of Operations to include additional relevant quantifiable information, it does not intend to disclose sensitive information that it believes would be detrimental to future sales and earnings performance of the business.

Liquidity and Capital Resources, page 33

5.   Please expand your liquidity disclosures in future filings to discuss the underlying reasons for changes in your operating, investing, and financing cash flows. This analysis should assist the users of your financial statements to understand trends and uncertainties related to your cash flows as well as how the cash requirements fit into your overall business plan, focusing on what resources are available to satisfy those cash requirements. See Section IV of Release No. 33-8350.

Response:

The Company will expand its liquidity disclosures in future filings with the Commission in accordance with Section IV of Release No. 33-8350.  The Company will concentrate on the primary drivers and uses of the Company’s cash flows including future cash requirements such as capital expenditures and debt requirements.

6.   Please provide us and revise future filings to disclose and discuss the specific terms of each material debt covenant in your loan agreements, including your credit facility and notes. Your disclosures should include actual ratios/amounts for each period and the most restrictive required ratios/amounts. Your disclosures should also address the risks and potential consequences of not complying with your debt covenants. Such disclosures may help the users of your financial statements understand the magnitude of and trends associated with actual and required ratios/amounts. See Sections I.D. and IV.C of Release No. 33-8350.

Response:

The Company has not disclosed restrictive financial debt covenants for its senior debt because there are no such restrictive financial debt covenants in the indenture governing the Senior Secured Notes due 2013 or the Senior Subordinated Notes due 2012.  The restrictive financial debt covenants in our credit facility were eliminated in conjunction with the refinancing of our senior term loan facility in May 2008.  Our indenture governing the senior secured notes contains incurrence covenants that restrict us from taking certain actions as described in our Form 10-K.

Our asset-based lending facility (“ABL Facility”) does have a financial covenant (fixed charge ratio of 1.1 to 1.0) that becomes applicable if the Company’s borrowings under the ABL Facility exceed 85% of the $150.0 million commitment, or $127.5 million.  This was not the case as of December 31, 2008 and as a result this financial debt covenant was not applicable.  The existence of this restrictive financial debt covenant was disclosed previously in the liquidity section of Management’s Discussion and Analysis and Note 6 to the Consolidated Financial Statements and will continue to be disclosed for so long as such covenant is applicable.  As a result, the Company believes that no additional disclosure addressing the risks and potential consequences of not complying with its debt covenants is required.

Item 8. Financial Statements and Supplementary Data, page 39
Note 3, Impairment, page 53

7.   Please expand your disclosures in future filings to describe the specific facts, circumstances, and changed assumptions that led to the goodwill impairments that you recorded during 2008 in accordance with paragraph 47 of SFAS 142.

Response:

The Company will expand its impairment disclosures in future filings with the Commission to address the specific facts, circumstances, and changed assumptions that led to the goodwill impairments recorded during 2008.  For the year ended December 31, 2008, the depressed residential housing and remodeling markets were the primary causes of the goodwill impairment.  The Company will include various disclosures highlighted above in comment #2 addressing the sensitivities surrounding certain key assumptions utilized in the goodwill impairment calculations.

Note 9. Commitments and Contingencies, page 62

8. In future filings, please provide a roll-forward of the warranty liability for each period you present a statement of operations.

Response:

The Company will disclose in future filings with the Commission a roll-forward of the warranty liability for each period the Company presents a statement of operations.

9.  We note your disclosures related to other contingencies. Please be advised that if there are any contingencies for which a material loss is reasonably possible, you should revise future filings to address the specific nature of the contingency and the amount of the potential loss. If applicable, please provide us your proposed disclosures supplementally.

Response:

The Company does not currently have any contingencies for which a material loss is reasonably possible.  If certain contingencies arise in the future for which a material loss is reasonably possible, the nature of the contingency and the loss amount will be disclosed.

Exhibit 32

10. Please explain to us why your officers furnished Section 906 certifications in the Form 10-K for the fiscal year ended December 31, 2008, but not in subsequent Forms 10-Q.

Response:

The Company furnished Section 906 certifications in its Form 10-K for the fiscal year ended December 31, 2008, but not in subsequent Form 10-Qs, because the Company became a “voluntary” filer as of January 1, 2009 and therefore was not an “issuer” for purposes of the Sarbanes-Oxley Act of 2002.  Because it is not an “issuer”, the Company was not required to furnish Section 906 certifications.  See Question 1, SEC’s Division of  Corporation Finance: Sarbanes-Oxley Act of 2002 – Frequently Asked Questions, posted November 8, 2002 (revised November 14, 2002) at www.sec.gov/divisions/corpfin/faqs/soxact2002.htm.

Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) requires every issuer that has filed a registration statement under the Securities Act of 1933 to file periodic reports with the Commission.  Section 15(d) further provides that such reporting obligation shall be automatically suspended as to any fiscal year, other than the year in which a registration statement became effective, if each class of securities to which the registration statement relates is held of record by fewer than 300 persons as of the beginning of such fiscal year.  The Company’s Registration Statement on Form S-4 (File No. 333-153262) was declared effective on September 24, 2008, and as a result, the Company was required to file reports with the Commission for fiscal year 2008.  As of January 1, 2009, each class of the Company’s outstanding debt securities was held of record by fewer than 300 persons, and therefore the Company’s prior reporting obligations under Section 15(d) of the Exchange Act were suspended.

FORM 8-K FILED ON AUGUST 14, 2009

11. Please refile your Form 8-K dated August 14, 2009 as an amendment to designate it as an Item 4.02 Form 8-K on EDGAR.

Response:

On September 24, 2009, the Company refiled its Form 8-K dated August 14, 2009 on Form 8-K/A designating it as an Item 4.02(a) Form 8-K on EDGAR.

In connection with our responses, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses to your comments, please contact the undersigned at (919) 677-4019.

Very truly yours,

/s/ Shawn K. Poe
Name:	Shawn K. Poe
Title:	Vice President, Chief Financial Officer, Treasurer and Secretary